LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

March 1, 2012

VIA EDGAR AND COURIER

Todd K Schiffman, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           FS Bancorp, Inc. Registration Statement on Form S-1/A
File Number 333-177125

Dear Mr. Schiffman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client FS Bancorp, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 28, 2011 (the “Comment Letter”).  The Holding Company’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to the original submission made on October 3, 2011.

1st Security Bank of Washington, page 2

1.	The disclosure on pages 2, 3, 46 and 47 has been revised in response to this comment.

2.	The disclosure on page 3 has been revised in response to this comment.

Todd K. Schiffman, Assistant Director
Securities and Exchange Commission
March 1, 2012

Our Financial condition and results…, page 18

3.	The disclosure on page 18 has been revised in response to this comment.

We are expanding our mortgage warehouse lending program…, page 20

4.	The disclosure on page 20 has been revised in response to this comment.

Noninterest Expense, page 59

5.	The disclosure on pages 58 and F-4 has been revised in response to this comment.

Allowance for Loan Losses, page 85

6.	The filing no longer contains any interim period information.

Report of Independent Registered Public Accounting Firm, page F-1

7.           The signature of the independent accounting firm has been included on its report.

Note 3 – Loans Receivable and Allowance for Loan Losses, Page F-15

8.	The disclosure on page F-19 has been revised in response to this comment.

9.	The disclosure on pages F-20 and F-21 has been revised in response to this comment.

Exhibit 8.1

12.	The second from last paragraph of Exhibit 8.1 has been revised in response to this comment.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Todd K. Schiffman, Assistant Director
Securities and Exchange Commission
March 1, 2012

We will provide requests from the Registrant and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4526 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Michael S. Sadow

Michael S. Sadow, P.C.

cc:          (Hard copy by messenger)
David Lyon
Michael Volley
Amit Pande

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